SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 22, 2013

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	A redacted copy of Annex I “Catalogue of Commitments” submitted to the European Commission and attached as an annex to the decision of the European Commission dated November 16, 2012; and

(2)	Annex II “The Principles Applied to Internal Wind Down Units in the Insurance Sector” submitted to the European Commission and attached as an annex to the decision of the European Commission dated November 16, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: August 22, 2013

ING GROEP N.V. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS DOCUMENT IN ACCORDANCE WITH RULE 24B-2, 5 U.S.C. § 552(B)(4) AND 17 C.F.R. § 200.80(B)(4)

ANNEX I

CATALOGUE OF COMMITMENTS

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

a) Repayment of the remaining Core Tier 1 Securities;

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ING will repay the remaining 300,000,000 Core Tier 1 Securities to the Netherlands according to the following schedule: (i) EUR 1,125 million by 26 November 2012, (ii) EUR 1,125 million by 6 November 2013, (iii) EUR 1,125 million by 31 March 2014, and (iv) EUR 1,125 million by 15 May 2015 as further detailed in the schedule below.

To bring the total payment exactly to EUR 4.5 billion, for a very small part ING will need to exercise the conversion option of the Core Tier-1 securities, because repurchase at 150% will trigger accrued interest if not done on 13 May of each year. In case of (such) conversion (also as described under this commitment below), the Dutch State will opt for redemption at par in cash.

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Those repayments will predominantly be done by repurchasing the Securities from the Dutch State and by paying the related 50% premium. The above-mentioned schedule leads to a total repayment of EUR 4.5 billion translating into an overall internal rate of return (IRR) of exactly 12.5%, which is above the overall return of at least 10% mentioned in the Commission’s Decision of 12 November 2008. ING will only use its conversion option to the extent that coupon payments are triggered and/or accrued interest is payable, such that the proceeds will be equal to a total of EUR 4.5 billion. In such a case, the coupon and/or accrued interest payments leading to proceeds over the total of EUR 4.5 billion will be effectively deducted from casu quo credited against the 50% premium payment. Bringing the total repayment to EUR 4.5 billion EUR can be achieved by a—pro rata—conversion of part of the remaining securities instead of repurchasing them. All remaining payments (notional, premium, coupons and/or accrued interest) sum up to a total of EUR 4.5 billion.

•	The actual repayments of the tranches within the above-mentioned schedule are conditional upon approval of the Dutch Central Bank (DNB).

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It is ING’s ambition to repay the Dutch State as quickly as possible, and ING will accelerate payments if it is prudent under prevailing financial circumstances. If ING accelerates the payments, it would consequently lead to an IRR above 12.5%.

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If a repayment tranche cannot be made in full or in part, ING will make it up by a corresponding increase of the subsequent tranche. The Dutch State commits to re-notify the Core Tier 1 recapitalisation measure in the event that ING does not repay in full two consecutive repayment tranches.

•	If ING does not repay a total of EUR 4.5 billion by 15 May 2015 as indicated in above schedule the Dutch State commits to re-notify the Core Tier 1 recapitalisation measure.

b) Commitments regarding ING’s balance sheet reduction;

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ING continues to reduce its balance sheet by approximately 45% compared to Q3 2008 via divestments[73] or other measures aimed at reducing the size of the balance sheet (such as run down of portfolios)[74] until 31 December 2015. The committed balance sheet reduction is based on ‘Q3 2008 data and does not take into account the possible impact of organic growth, FX changes, interest rate changes or additional increases due to potential new regulatory requirements, such as for example if banks are required to hold significantly larger liquidity buffers due to new EU-wide regulations.

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ING will not have a restriction on organic (that is to say not related to acquisitions) growth of the balance sheet of its businesses. ING continues to have a general policy to use its growth in funds entrusted by customers mainly to increase lending to the real economy (corporates and consumers) and continues to decrease its exposure to higher risk asset classes within CMBS and RMBS. It will not start new initiatives that increase its direct real estate exposure[75], in line with ING’s general de-risking policy.

[73]	ING will realise at least EUR [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] billion of the total balance sheet reduction (i.e. of 45%) in the form of divestments (in line with ING’s 2009 restructuring plan).
[74]	The run-down of the US variable annuities and Financial Products can be taken into account as a divestment, provided that the implementation of the run-down is in line with the conditions listed in Annex II.
[75]	That is to say excluding mortgages, as these are not considered direct real estate exposure.

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ING commits to divest more than 50% of ING Insurance/Investment Management (IM) Asia operations before 31 December 2013, more than 50% of ING Insurance/IM US operations before 31 December 2014 and more than 50% of ING Insurance/IM Europe operations before 31 December 2015,[76] in addition to the entities/business activities which ING already has divested/placed in run-off/completed as listed in Recital 77 of the 2012 Commission Decision and the latest bi-annual progress report[77]. In addition, for the US Insurance/IM business, ING commits to divest at least 25% of the business before 31 December 2013.[78]

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Divesting control of more than 50% of ING’s interest (i.e. measured in shares) in a business qualifies as meeting the divestment requirement. In such a case, ING will lose the majority in the board and will deconsolidate the business (in line with IFRS accounting rules). ING will divest its remaining interests in (i) ING Insurance/IM Europe before 31 December 2018, (ii) ING Insurance/IM US before 31 December 2016, and (iii) ING Insurance/IM Asia before 31 December 2016.

c) The Netherlands furthermore commits that ING will adhere to an acquisition ban:

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ING will refrain from acquisitions of financial institutions for an additional period. Moreover, ING will refrain, for the same period, from acquiring any (other) businesses that would slow down the repayment of the Core Tier 1 Securities to the Netherlands. The acquisition ban will apply until 18 November 2015 or until the date on which more than 50% of the Insurance/IM operations in Asia, 50% of Insurance/IM US and 50% of Insurance/IM Europe have been divested, whichever date comes earlier.[79]

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Notwithstanding that prohibition, ING may, after obtaining the Commission’s approval, acquire businesses, in particular if it is essential in order to safeguard financial stability or competition in the relevant markets.

d) The Netherlands furthermore commits that ING Bank will adhere to a price leadership ban:

ING EU (non-ING Direct) > 5% market share

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No price leadership ban will apply for the Netherlands (mortgages, savings, SME deposits, private banking etc). For other non-ING Direct businesses in the EU with a market share of more than 5%, the following applies.

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Without prior authorization of the Commission, ING will not offer more favourable prices on standardized ING products (on markets as defined below) than its three best-priced direct competitors with respect to EU-markets in which ING has a market share of more than 5%. This means that ING can at best offer a price while there are at least three products on the market with a better price.

[76]	I.e. 50% is measured in terms of shares of 50% plus 1 and a loss of the majority in the board and the accounting deconsolidation of the entity.
[77]	Progress report on ING’s restructuring plan final version 19 June 2012
[78]	US run offs (i.e. Variable Annuities and Financial Products business) qualify as pro forma divestments. Those run offs measured by allocated equity capital measurement (FY ’11 data) together with a divestment of at least 25% of the interest in ING Insurance/IM US result in a divestment of more than 50% (pro forma) before 31 December 2014.
[79]	For Insurance/IM US, the 50%+ divestment criterion will be reached as soon as ING has divested at least 25% of that business and taking into account a pro-forma divestment of the US run-off businesses (by allocated equity capital FY’11 data)

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That commitment is limited to ING’s standardized products on the following product markets: (i) retail savings market, (ii) retail mortgage market, (iii) private banking insofar it involves mortgage products or saving products or (iv) deposits for SMEs (where SME is defined according to the definition of SME customarily/currently used by ING in its business in the relevant country). As soon as ING becomes aware of the fact that it offers more favourable prices for its products than its three best-priced competitors, ING will as soon as possible adjust, without any undue delay—within [0-20][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] working days if allowed on basis of (local) legal and regulatory rules -, its price to a level which is in accordance with this commitment. At the moment ING sets its prices, it will assess whether they comply with the price leadership restrictions. In order to minimise conflicts between the price leadership ban and legal and regulatory restrictions on adjusting prices, ING will limit the validity of its market offerings to a maximum of three months.

ING Direct EU

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Moreover, to support ING’s long-term viability, ING Direct will refrain, without prior authorisation of the Commission, from offering a more favourable price than its best priced direct competitor (among the ten financial institutions having the largest market share in the relevant product market)[80] with respect to standardised ING products on the retail mortgage and retail savings markets within the EU. This means that ING can at best offer a price while there is at least one product on the market with a better price. A financial institution will be defined as all companies within a group (e.g. second brands, subsidiaries are included). All prices offered by such a financial institution (including prices of second brands and subsidiaries) can be used for benchmarking.

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As soon as ING Direct becomes aware of the fact that it has become the price leader on a retail mortgage or retail savings markets within the EU, ING Direct will adjust its price to a level which is in accordance with this commitment as soon as possible without any undue delay—within [0-20][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] working days if allowed on basis of (local) legal and regulatory rules. At the moment ING Direct sets its prices, it will assess whether they comply with the restrictions. In order to minimise conflicts between the price leadership ban and legal and regulatory restrictions to adjust prices, ING Direct will limit the validity of its market offerings to a maximum of three months.

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In case the number of prices in the benchmark based on the best rate from each of the top ten Financial Institutions is less than ten, the 11th, 12th 13 etc largest Financial Institution will be used until ten prices from different Financial Institutions have been found.

[80]	If ING Direct is not in the top ten itself, it may compare to (the) ten (largest) players. If ING Direct is among the top ten largest players, the comparison should be made against the other nine largest players on the market. The latter does not apply to ING Direct Austria, which can always compare to ten other (largest) players.

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For each country and product group, a pre-set top ten Financial Institutions list has been agreed (which is included in a separate document which has been agreed with the Commission as the basis for the monitoring) and will be used until 30 June 2013 and updated periodically. In the second quarter of 2013 the PLB Monitoring Trustee will review the list and propose changes if needed.

For Spain, France and Italy specific benchmarking agreements have been made. In the specific case of Italy (core rate), ING commits to price lower than the number 1 core rate in Italy compared to the full savings market (excluding three niche players: [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]). New market entrants will be assessed by the PLB Monitoring Trustee. The benchmark for Italian variable savings promotional rates is constructed based on the top ten Financial Institutions. For each Institution, the highest variable savings promotional rate will be taken into account. If the Financial Institution does not offer a variable savings promotional rate, the highest [1-12][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] month fixed-term deposit offer will be taken instead. However, if more than [2-6][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] out of the top ten Financial Institutions offer a variable savings promotional rate, the ability to include [1-12][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] month fixed term deposits is no longer valid. ING commits to price lower than the best offer in that benchmark list. Details to the exceptions and other clarifications are included in a separate document which has been agreed with the Commission for the monitoring.

General

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Moreover, ING will not offer acquisition incentives (e.g. cash bonuses) paid to open a savings account that are, in combination with the interest rate offered, more favourable than the highest combination of interest rate and acquisition incentive on the savings market. In addition, when offering a bundle of products (including a savings account), any combination of interest rates and acquisition incentives for such bundle will not be higher than the highest combination of interest rates and acquisition incentives on the savings market or for a similar bundle. A bundle includes the pricing of the product itself. In order to calculate the combined value of the offer, the acquisition incentive is discounted with ING’s average first deposit for the campaign on a 12-month basis, resulting in an effective combined interest rate. For ING EU ((non-ING Direct) > 5% market share), the bundles will be compared to the three best priced direct competitors. For ING Direct, the bundles will be compared to the ten financial institutions having the largest market share in the relevant product market.

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In case of market changes leading to a lack of significant competition within a certain benchmark category, even after having included all Financial Institutions, or in case of competitors (i) providing incorrect and/or incomplete information to customers with regard to ING’s price leadership ban or (ii) trying to expose ING to the risk of breaching the price leadership ban, the PLB Monitoring Trustee will, after hearing the Commission, make a proposal and seek the agreement of Commission and ING in order to find a solution in the spirit of the solutions as included in a separate document which has been agreed with the Commission for the monitoring.

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The price leadership ban restrictions committed by ING in 2009, which are included in the Annex to the Commission’s Decision of 11 May 2012, will remain in force for a transition period up to three months after the Commission’s Decision on this amended Annex. The amended restrictions set out in this Annex will enter into force three months after the Commission’s Decision on this amended Annex. The price leadership ban will apply until 18 November 2015 or until the date on which more than 50% of the Insurance/IM operations in Asia, 50% of the Insurance/IM operations in the US81 and 50% of the Insurance/IM operations in Europe have been divested, whichever date comes earlier. A monitoring trustee preselected and proposed by ING, will be appointed by the Netherlands to monitor this commitment (“the PLB Monitoring Trustee”). The appointment of the PLB Monitoring Trustee is subject to the Commission’s approval

e) The Netherlands commits to a number of detailed provisions as regards the carve-out and divestment of WUH/Interadvies:

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Reference is made to the review request/business case proposal (Van Gogh) of the Netherlands of 4 November 2011 and later updates submitted to the Commission, in particular the business case update of 11 July 2012. The Van Gogh commitments are listed below.

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ING will create a new company for divestment in the Netherlands, which will be carved out from its current Dutch retail banking business. The key financial projections of that business will be as follows:[82]

Client Balances & Funding Projections NN-Bank

	Start	2013	2014	2015	2016	2017
(millions)
Client balances
Mortgages	€2,600	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Consumer Finance	€ 188
Customer Deposits	€2,940
Wholesale Funding	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
ING Bank funding
Capital Markets

[81]	For the Insurance/IM US, the 50%+ divestment criterion will be reached as soon as ING has divested 25% of that business and taking into account a pro-forma divestment of the run off businesses (by allocated equity capital (FY ’11 data))
[82]	The projections with regard to mortgages are based on a yearly production of EUR [1.5-7][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] (base case). The projections with regard to consumer finance are based on the production targets as included below. Actuals may deviate due to customer prepayment behavior, however production will be in line with the committed targets as included below. Total deposits and wholesale funding will be within the below committed ranges per year.

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The result has to be that the new company is a viable and competitive business, which stands alone and is separate from the businesses retained by ING. That new company will comprise parts of the business of the already carved out and stand alone Westland Utrecht/Interadvies banking division (“Westland Utrecht Bank”) and the current (limited) activities of the recently established banking Division of Nationale Nederlanden (NN Bank).

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The Divestment Business will be placed under ING Insurance/IM Europe which has a long-term strategic commitment to the Dutch retail market and will operate under the “Nationale Nederlanden” brand (as “NN Bank”), with its own funding capabilities and a broad distribution network. As a result, NN Bank will be divested as part of ING Insurance/IM Europe no later than 31 December 2015. That divestment will most likely take place through an initial public offering (IPO).

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NN Bank will offer a broad and coherent product line, with mortgages, savings, bank annuities, investments and consumer credit products, combined with core retail insurance products of NN Life and P&C insurance companies.[83] NN Bank will reach customers through an integrated multi-channel distribution model, employing independent financial advisors and tied agents with nationwide coverage for advice on complex financial situations and products, and increasingly internet and call centers for sales and service. All these distribution channels together provide access to over 2.5 million NN customers.

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NN Bank will be largely self-funded through retail savings and excess funding from insurance business, complemented by external funding as needed. NN has access to funding and capital to enable growth and production of mortgages, which is a competitive advantage in current market conditions.

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By executing the business case proposal, part of the existing mortgages portfolio of Westland Utrecht Bank will be retained by ING. The balance sheet of NN Bank will be modest at the start, to provide adequate matching of assets and liabilities and grow quickly to a mid-sized player. The capitalisation will be sufficient to execute its long-term growth plan: ING will transfer economic benefits of the ING-retained portfolio (EUR 350 million based on the net present value of the (economic) profits of that portfolio) as an upfront capital injection, and will provide additional capital (up to EUR 120 million) if and when needed but ultimately just before divestment (if Basel III leverage ratio becomes mandatory, and when NN Bank needs capital to execute the business plan). This will ensure growth to about 2016, after which NN Bank will be able to fund its growth by itself. Hence, ING will bear all expenses and risks of the retained mortgages portfolio (until maturity) and will transfer the profits to NN Bank.

[83]	Currently NN Bank offers only Bank-annuities and credits (mortgages). Any extension of activities or products needs prior approval by DNB.

•	NN Bank will have the following targets with respect to mortgages and consumer lending:

Mortgages

In mortgages, NN Bank will have an average annual new production, including renewals from the ING Bank-owned (NN branded) portfolio, of at least EUR [1.5-6][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] billion annually and [2-9][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] % of the total mortgage production on the Dutch market with a maximum of EUR [2-8][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] billion annually over the years 2013 (measured from go-live date NN Bank84) to 2015. If those criteria are not met, ING will commit cumulatively to:

-	transfer individual client relationships through a transfer of mortgages to NN Bank (based on individual offers to mortgage clients of ING Bank85) (size depending on need to come to abovementioned market share; selection of ING’s portfolio with PD’s and LGD’s86 in line with the business case);

-	transfer of ownership of those mortgages at no additional charge for the client or charge for NN Bank;

-	allow NN Bank to use the ING Bank distribution channels to offer NN Bank mortgages to ING Bank clients to achieve the targets.

Consumer Lending

In consumer lending, NN Bank will have an annual new production of at least EUR [10-100][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million and at least [0.5-4][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] % of the total consumer lending production on the Dutch market by 31 December 2013.87 NN Bank will have an annual new production of at least EUR [40-140][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million annually and at least [0.5-5][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] % to be measured as of 31 December 2015 with a maximum of EUR [100-200][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million. If those criteria are not met, ING commits to:

[84]	In the transitional period up to the launch of van Gogh, the Van Gogh mortgage production commitment will be carried out by the current Westland Utrecht Bank. During that period, Westland Utrecht Bank will report on those commitments to the Monitoring Trustee. The new production of mortgages (including renewals) and customer deposits produced in that transition period will be transferred to the new NN-bank at or before its launch.
[85]	Including ING Bank’s subsidiaries
[86]	Probability of default (PD) and Loss given default (LGD).
[87]	In the transitional period up to the launch of Van Gogh, Westland Utrecht Bank/NN Bank will start building consumer finance production capabilities as soon as possible. In light of that transitional period, ING commits to a pro rata market production between the launch of Van Gogh and 31 December 2013. Any shortfall in production in the relevant year will be made up in the consecutive years in order to reach the business case projections.

transfer individual client relationships through a transfer of a consumer lending client portfolio of ING Bank Netherlands (being an ING Bank-owned portfolio) to NN Bank (size depending on need to come to abovementioned market share; selection of ING’s portfolio with PD’s and LGD’s in line with the business case); transfer of ownership of those consumer loans at no additional charge for the client or charge for NN Bank.

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ING commits that by 31 December 2015 or upon divestment of more than 50% of ING Insurance/IM Europe casu quo. NN Bank the minimum targeted Tier-one level of NN Bank will be 12%, which is well above the regulatory minimum requirement.

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ING commits to include a payments facility to NN Bank in the form of a NN-branded credit-card at a cost to the consumer not higher than that of a debit card. With regard to the NN-branded credit-card holders, ING will provide access free of charge to its ATMs for three years after the launch of the product and ultimately until 31 December 2015.

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ING will send a marketing mailing with regard to NN Bank to 350.000 of its clients in accordance with Dutch privacy law. ING will be allowed to explain to its clients that the mailing is being made in order for ING to comply with the State aid rules.

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ING Bank will cap its new mortgage production. ING commits that ING Bank’s yearly mortgage production (excluding renewals) is not higher than [2-4][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] times of the new production of NN Bank. On a quarterly basis ING’s new production cannot exceed [2.5-5][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] times NN Bank’s new production in the same quarter and [2.25-4.5][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] times NN Bank’s new production on a half-year basis. If NN Bank’s new production on yearly basis exceeds EUR [2-8][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] billion there are no restrictions on new production for ING Bank, meaning that if over one semester (half year) the new production of NN Bank exceeds EUR [1-4][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] billion, ING will not be constrained in the volume of its new production in the consecutive semester.

NN-Bank needs to provide new production data (new proposals, accepted proposals) and forecasts on a monthly basis to ING without any undue delay. Compliance with the cap will be measured on the basis of the production numbers published by the Kadaster.

That above-mentioned restriction applies from 1 January 2013 until 31 December 2015. In the transitional period up to the launch of van Gogh, ING commits to a maximum new production (excluding renewals) of [2-4][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] times EUR [1.5-6][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] billion (EUR [3-24][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] billion) on a yearly basis. Progress reporting will be on a quarterly basis.

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NN Bank needs to self-fund its balance sheet. NN Bank’s funding profile will be in line with the projections of the balance sheet as proposed in the business case. This means that ING will not increase its funding of NN Bank in absolute amounts beyond the amounts in the business plan for each year and the maximum funding provided by ING in 2015 will be EUR 2.7 billion.

Funding provided by ING at the end of 2015 with a maximum amount of EUR 2.7 billion has to take form of marketable securities, where ING can buy at market prices unsecured or secured notes like covered bonds or RMBS. The notes can be bought also by investors other than ING. 100% of the notes should have a tenor at issuance of five years or more, 66% a tenor equal or longer than seven years and 33% a tenor equal or longer than ten years. The determination of an ‘arm’s length’ pricing will be either decided by the pricing of the security itself or if ING is the only buyer of the security by secondary market prices of comparable peers proposed by the Monitoring Trustee.

The funding amount of NN Bank (total deposits and wholesale funding)88 will amount to at least 75% in the first year, 80% in the second year and 85% in the third year (with a maximum wholesale funding of EUR [1-4][***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] billion) versus the base case projections.

If, due to material changes to the regulatory environment and/or market circumstances, the actual funding is below those ranges, as a result of which the balance sheet projections need to be updated, ING will report that fact to the Monitoring Trustee and the Commission. The Monitoring Trustee in consultation with the Commission will propose which measures should be taken in order to safeguard the viability of NN Bank to be approved by Commission.

ING’s level of funding will be reviewed on an annual basis starting from the launch of NN Bank (Van Gogh) until 31 December 2015.

If the funding projections of the business case are not met by the end of each year, ING will take the following corrective measures:

[88]	Excluding funding by ING (or any of its direct or indirect subsidiaries).

➢	After the first year, ING will send a marketing mailing with regard to NN Bank to an additional 50.000 ING clients if actual funding is under 80% and an additional 100.000 ING clients if actual funding is under 75% of the base case projection of the first year. After the second year, ING will send a marketing mailing with regard to NN Bank to an additional 100.000 ING clients if actual funding is under 85% and 150.000 additional ING clients if actual funding is under 80% of the base case projection of the second year. Mailings will be done in accordance with Dutch privacy law. ING will be allowed to explain to its clients that the mailing is required in order for ING to comply with the State aid rules.

➢	After the first year, ING will provide an additional marketing budget to NN Bank of EUR 1 million if actual funding is under 80% and EUR 2 million if actual funding is under 75% of the base case projection of the first year. After the second year, ING will provide an additional marketing budget to NN Bank of EUR 2 million if actual funding is under 85% and EUR 4 million if actual funding is under 80% of the base case projection of the second year. After the third year, ING will provide an additional marketing budget to NN Bank of EUR 5 million if actual funding is under 85% and EUR 6 million if actual funding is under 80% of the base case projection of the third year. NN Bank will use those marketing budgets for new direct sales marketing (mainly promotional [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] incentives, and to a lesser extent other marketing methods etc. If the measures do not consist mainly of promotional [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] or [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] incentives, they need to be approved by the Monitoring Trustee and can be rejected by the Commission).

If the actual funding of 2015 is under 85% of the base case projection of 2015, ING will take in addition to the above the following corrective measure:

➢	Provide a two-year extension of free access to the ING ATMs for NN-branded credit-card holders (i.e. until 31 December 2017).

•

The Commission will assess the above-mentioned commitments upon the divestment of more than 50% of ING Insurance/IM Europe casu quo NN Bank or by 31 December 2015, whichever date comes earlier. The commitments will end on the date of the divestment of more than 50% of ING Insurance/IM Europe casu quo NN Bank, unless specified otherwise.

•

The creation of NN Bank will be carried out under the supervision of the currently appointed Monitoring Trustee. ING will ringfence NN Bank up to the divestment of more than 50% of ING Insurance/IM Europe, to be monitored by the Monitoring Trustee. For the implementation of the ringfencing, a leading design principle will be that it will allow NN Bank and NN Insurance to adequately execute an integrated commercial strategy between retail insurance and retail banking products & services.

•

ING will refrain for an interim period up to and until 12 months after the divestment of NN Bank (i.e. divestment of more than 50% of ING Insurance/IM Europe and NN Bank) from actively soliciting customers of NN Bank for products that NN Bank is supplying to those customers on the date of the adoption of the Commission’s Decision.

f) The costs of all trustees appointed during the restructuring process will be borne by ING.

g) For restoring viability, the Netherlands commits that ING will adhere to the following:

•

ING will continue to orientate its non-deposit funding towards longer-term funding by issuing more debt instruments with a maturity more than one year. This will imply that the relative share of outstanding long-term funding (with maturity of more than one year) in the non-deposit part of its balance sheet will continue to increase. The success of this does depend on markets reverting to less stressed conditions

•

ING commits to eliminate double leverage. To that end, as insurance divestments take place, divestment proceeds will be used to reduce double leverage—to the extent that proceeds are not needed to keep the leverage of the remaining insurance business at an acceptable level—ultimately leading to the full elimination of double leverage. Separately, to the extent that surplus capital is being generated in excess of what is needed to satisfy Basel III or Solvency 2 needs, dividends to the group holding company can form an additional source to help accelerate the elimination of double leverage.

h) Regarding the deferral of coupons and calling of Tier 1 and Tier 2 securities the Netherlands commits that ING will adhere to the following:

•	ING will not be obliged to defer coupon payments on hybrids.

The Dutch authorities understand that the Commission is against State aid recipients remunerating own funds (equity and subordinated debt) when their activities do not generate sufficient profits89 and that the Commission is in that context in principle against the calling of Tier 2 capital and Tier 1 hybrids. The calling or buy-back of Tier 2 capital and Tier 1 hybrids will in the future be proposed case by case to the Commission for authorisation until the earlier date of 18 November 2014 or the date on which ING has fully repaid the Core Tier 1 Securities to the Netherlands (including the relevant accrued interest on Core Tier 1 coupons and exit premium fees).

Notwithstanding the above-mentioned restriction, ING will be allowed to call the EUR 1.25 billion ING Verzekeringen NV hybrid (ISIN XS0130855108) that has a Change of Control trigger, upon which ING Verzekeringen NV would be in default. The calling of that instrument is a pre-requisite for the required restructuring to allow for a standalone insurance business. The Change of Control clause will be triggered upon the divestment of Insurance Asia.

[89]	See point 26 of the Commission Communication on the return to viability and the assessment of restructuring measures in the financial sector in the current crisis under State aid rules (Restructuring Communication).

i) The Netherlands commits that ING will refrain from mass marketing invoking the recapitalisation measure as an advantage in competitive terms.

j) The Netherlands commits that ING will maintain the restrictions on its remunerations policies and marketing activities as previously committed to under the agreements concerning the Core Tier 1 Securities and illiquid assets back-up facility.

k) ING and the Netherlands commit that the progress report about the implementation of the restructuring plan will be provided to the Commission every six months until 31 December 2013 and annually until 2018 or until the full divestment of the ING Insurance business.

l) If ING has not satisfied a divestment commitment or any 2015 NN Bank-related commitments the Dutch State will re-notify the recapitalisation measure to the Commission.

m) Full and proper implementation of all the commitments and obligations set out in this Annex will be continuously and thoroughly monitored by a suitably qualified monitoring trustee who is independent of ING until 31 December 2015. The company currently entrusted with that task will continue with monitoring the commitment regarding the Van Gogh scenario and all other commitments in this annex, except for the monitoring of the price leadership ban. The price leadership ban will be monitored by a new trustee, the PLB Monitoring Trustee. Both Trustees will be reviewed with the Commission after six months and from then onwards on a continuous basis. The arrangements for the appointment of the PLB Monitoring Trustee and its duties are set out in a separate agreement.

n) The Netherlands commits that the full execution of ING’s restructuring will be completed before 31 December 2015, unless otherwise specified e.g. the divestment of the remaining interest (i.e. interest below 50%) in the ING Insurance/IM business.

ANNEX II

THE PRINCIPLES APPLIED TO INTERNAL WIND DOWN UNITS IN THE INSURANCE SECTOR

Applicable while ING Group has full control of a business.

Competition concerns

(i) no new production, no underwriting of new policies with existing or new clients (absent contractual commitments or ALM purposes).

(ii) exploring possibilities to terminate in force policies with the consent of clients

(ii) no improvement of commercial conditions on in force policy

(iii) where commercial conditions can be adjusted by the insurer the commercial conditions need to be set at the least advantageous possible level

Viability concerns

(i) periodically explore possibility of a sale as a whole or in parts of remaining assets and liabilities (yearly market sounding calls to be reported to Trustee; full documented market sounding every two years)

(ii) ring fence the possible impact on the viable business through separation of accounts and clear cost allocation between good bank and run down business

(iii) estimate future capital needs of the run down business in a conservative manner and allocate the necessary capital, in the form of provisions or other

(iv) conservative management of assets relative to liabilities (reinvestment guidelines to be documented).

(v) conservative hedging policy with a target hedge efficiency in the range of 80-120% of the overall hedge objective, subject to materiality

(vi) possibilities of partial or full reinsurance to be examined periodically (to be documented)

(vii) above to be consistent with applicable local regulatory requirements and objectives